July 22, 2024

Craig F. Courtemanche, Jr.
Chief Executive Officer
Procore Technologies, Inc.
6309 Carpinteria Avenue
Carpinteria, CA 93013

       Re: Procore Technologies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-40396
Dear Craig F. Courtemanche Jr.:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Benjamin Singer